EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

KAR Auction Services, Inc.:

We consent to the incorporation by reference in the registration statement No. 333-164032, on Form S-8 of KAR Auction Services, Inc. of our report dated February 24, 2011, with respect to the consolidated balance sheets of KAR Auction Services, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of KAR Auction Services, Inc.

/s/ KPMG LLP

Indianapolis, Indiana

February 24, 2011